UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Maui Land & Pineapple Company, Inc.
File No. 1-06510 - CF# 21806

   Maui Land & Pineapple Company, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-K filed on March 17, 2008.

   Based on representations by Maui Land & Pineapple Company, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.43   through December 31, 2008

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Timothy Levenberg
        Special Counsel